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April 28, 2017

VIA EDGAR

Brad Skinner

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	Atwood Oceanics, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 15, 2016
Response Dated March 23, 2017
File No. 001-13167

Ladies and Gentlemen:

On behalf of our client, Atwood Oceanics, Inc. (the “Company”), we hereby request an extension regarding the proposed date to file a response to the letter dated April 26, 2017 (the “Comment Letter”) from the staff the (“Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings by the Company, due in part to the reasons discussed on the telephone conference between representatives of the Company and members of the Staff on April 27, 2017. The Company expects to respond to the Comment Letter no later than May 24, 2017. Should you have any questions regarding the request made herein, please do not hesitate to contact the undersigned at (713) 229-1626. Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

/s/ Jeremy L. Moore